Exhibit 4.11

Addendum No. 4
to Unprotected Tenancy Agreement dated March 6, 2000

Made and entered into on November 27, 2005

BETWEEN:	A.A. Barzilay Investments and Assets Ltd.	PCN 51/253032/0
	Kamim Investments and Assets Ltd.	PCN 51/273199/3

(Jointly and severally referred to hereinafter as the "Landlord")

AND:	NUR Macroprinters Ltd.	PCN 52003986/8

(Referred to hereinafter as “NUR”)

WHEREAS	The Landlord and NUR executed a Tenancy Agreement on March 6, 2000 (hereinafter referred to as the “Tenancy Agreement”; all terms in this Addendum shall have the meaning ascribed to them in the Tenancy Agreement, unless expressly provided otherwise in this Addendum) whereby NUR leased the building located in the Lod Industrial Area in its entirety from the Landlord; and

WHEREAS	On September 20, 2004 Addendum No. 3 to the Tenancy Agreement was executed by the parties whereby the Landlord leased an area on the second floor, storage rooms and 15 parking spaces (hereinafter referred to as the “Second Floor Area”) directly to an “Additional Tenant,” in such a manner that the “Leased Premises” as defined in the Tenancy Agreement did not include the Second Floor Area; and

WHEREAS	NUR exercised the option granted to it in accordance with the Tenancy Agreement and extended the lease period by an additional two and a half years commencing as of November 1, 2005 and ending April 30, 2008 (hereinafter referred to as the “First Option Period”); and

WHEREAS	During the lease period which terminated on October 31, 2005, NUR paid Rental Payments in an amount lower than its undertaking under the Tenancy Agreement, leaving a cumulative balance of $447,750 + VAT (hereinafter referred to as the “Rental Payment Debt”); and

WHEREAS	NUR requested that the Landlord grant it a reduction in the Rental Payments set forth in the Tenancy Agreement with respect to the First Option Period, and NUR also requested that the Rental Payment Debt accrued with respect to the Lease Period as defined in the Tenancy Agreement be waived; and

WHEREAS	The parties wish to formalize the terms and conditions relating to the extension of the lease for the First Option Period,

WHEREFORE, IT IS HEREBY AGREED, CONDITIONED AND WARRANTED
BETWEEN THE PARTIES AS FOLLOWS:

1.	The provisions in the preamble to this Addendum constitute an integral part of the remaining terms thereof.

2.	Definition of Leased Premises

It is agreed that the definition of the Leased Premises in the Tenancy Agreement shall be the area of the Leased Premises as defined in the Tenancy Agreement without the Second Floor Area (hereinafter referred to as the “Reduced Leased Premises”).

3.	Rental Payments

It is agreed that the Tenant shall pay monthly Rental Payments with respect to the Reduced Leased Premises during the First Option Period as follows:

a.	During the period between November 1, 2005 and September 30, 2007 – an amount in New Israeli Shekels equivalent to $44,000 (forty-four thousand US dollars) plus VAT, per month.

b.	During the period between October 1, 2007 and April 30, 2008 – an amount in New Israeli Shekels equivalent to $43,700 (forty-three thousand seven hundred US dollars) plus VAT [sic. per month].

4.	Waiver of Rental Payment Debt against Exercise of Full First Option Period

The parties agree that in the event that the Tenant shall remain in the Leased Premises for the entire duration of the First Option Period, and shall pay in full all of the Rental Payments as set forth in Section 3 above for the entire First Option Period, then the Landlord waives the Rental Payment Debt for the lease period until October 31, 2005, and upon fulfillment of said conditions the Tenant shall be fully, finally and irrevocably released from payment of the Rental Payment Debt to the Landlord.

5.	Liquidated Damages for Early Termination of the First Option Period

5.1	The parties agree that the Tenant shall be entitled to shorten the lease period during the First Option Period, provided that it shall give written notice to such effect to the Landlord one year in advance, and subject to payment of fixed liquidated damages in the amount of $14,925 (fourteen thousand nine hundred twenty-five United States dollars) plus VAT for each month reduced from the First Option Period (hereinafter referred to as the “Liquidated Damages”) (for clarification: in the event that the Tenant shall vacate the Leased Premises within 13 months of the commencement of the First Option Period, the Tenant shall pay the Landlord Liquidated Damages for the remaining 17 months in the sum of $253,725 plus VAT).

5.2	The parties agree that the Liquidated Damages are reasonable in relation to the circumstances in which the Tenant may terminate the lease prior to the end of the First Option Period in accordance with the provisions of Section 5 above, and that in such circumstances the Liquidated Damages shall be the entire and final remedy to which the Landlord shall be entitled with respect to termination of the lease by the Tenant prior to the end of the First Option Period.

6.	Clarification regarding the Landlord’s Possessions in the Leased Premises

6.1	It is clarified and agreed by the parties that in addition to the provisions of the Tenancy Agreement and the fixtures in the building, and in order to avoid future disputes, the following items in the Leased Premises belong to the Landlord:

a.	The partition walls located in the Leased Premises (including those that are not fixed and are currently located in the Leased Premises), both fixed and portable, and the various doors.

b.	All lighting systems, lights and chandeliers situated in the Leased Premises.

c.	The kitchen (with the exception of kitchen equipment such as the oven, refrigerator, etc.) and the restroom.

d.	All air-conditioning systems, equipment, piping and all related items.

e.	The entrance lobby, including the elevation and entrance pillars.

f.	The garden, the plants, the planters, the fountain and the irrigation system.

g.	Electric connections, piping, fuses and GFI (Ground Fault Interrupter)

h.	The generator.

6.2	It is hereby clarified and agreed that the portable partition walls removed by Tenant from the Leased Premises prior to the date of execution of this Addendum are the property of the Tenant, and the Landlord has and shall have no claim, demand and/or action with respect to these portable partition walls and it fully and irrevocably waives any claims, demands and/or actions which it had or will have with respect to said portable walls.

7.	Bank Guarantee

It is agreed that the bank guarantee deposited with the Landlord as of the date of execution of this Addendum shall remain in its full amount throughout the entirety of the First Option Period

8.	Rescission of the Second Option Period

It is agreed that the Landlord shall be entitled to rescind the Tenant’s option for a Second Option Period, provided that it shall give the Tenant written notification to such effect one year in advance.

9.	Waiver of Breach

The parties hereby agree that, in light of the prolonged negotiations preceding execution of this Addendum, the use by the Tenant of the Leased Premises upon expiration of the Lease Period shall not be deemed a breach of the provisions of Section 19 of the Tenancy Agreement, and the Landlord hereby waives in a full, final and irrevocable manner such breach prior to execution of this Addendum.

10.	Miscellaneous

10.1	All other conditions of the Tenancy Agreement, as amended from time to time, shall remain in force.

10.2	Stamp tax, to the extent applicable to this Addendum, shall be payable by both parties in equal shares.

WHEREFORE THE PARTIES HAVE HERETOFORE SET THEIR HANDS :

A.A. Barzilay Investments & Assets Ltd. Signature: /s/ Adi Barzilay —————————————— Name: Adi Barzilay Position: Director	NUR Macroprinters Ltd. Signature: /s/ Yuval Cohen —————————————— Name: Yuval Cohen Position: Chairman

Kamim Investments & Assets Ltd. Signature: /s/ Yosef Kaflawi —————————————— Name: Yosef Kaflawi Position: Director	Signature: /s/ David Amir —————————————— Name: David Amir Position: CEO